Date: March 5, 2015	510 Burrard St, 3rd Floor
Vancouver BC, V6C 3B9
www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: TIMMINS GOLD CORP.

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General and Special Meeting
Record Date for Notice of Meeting :	March 16, 2015 (AMENDED)
Record Date for Voting (if applicable) :	March 16, 2015 (AMENDED)
Beneficial Ownership Determination Date :	March 16, 2015 (AMENDED)
Meeting Date :	April 21, 2015 (AMENDED)
Meeting Location (if available) :	TBA
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes
Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No
NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	88741P103	CA88741P1036

Sincerely,

Computershare
Agent for TIMMINS GOLD CORP.